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                           U.S. HELICOPTER CORPORATION
                               6 East River Piers
                           Downtown Manhattan Heliport
                               New York, NY 10004
                                  212-248-2002

                                     April 8, 2005

VIA EDGAR
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U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

     RE:  U.S. HELICOPTER CORPORATION
          FORM SB-2 REGISTRATION STATEMENT FILED ON JANUARY 10, 2005 REGISTRATION NO.: 333-121933

Ladies and Gentlemen:

     U.S. Helicopter Corporation, a Delaware corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form SB-2 (Registration No. 333-121933), which previously was filed with the Commission on January 10, 2005 (the "Registration Statement").

     The Registrant is requesting the withdrawal of the Registration Statement because the holders of the securities for which the Registration Statement was principally filed no longer are requiring the Registrant to pursue the registration of the securities, and the Registrant anticipates amending the terms of a financing arrangement with a third party.

     The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

     Please direct any questions regarding this filing to the undersigned at 212-248-2002 or Thomas P. Gallagher, counsel to the Registrant, at 609-452-6000.

                                        Very truly yours,

                                        U.S. HELICOPTER CORPORATION

                                        By: /s/  John G. Murphy
                                           -----------------------------------
                                           John G. Murphy
                                           Chief Executive Officer and President